UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   3  )*

DRAGON PHARMACEUTICAL INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

26143 X 100

(CUSIP Number)

Yanlin Han
c/o Scott Guan
Jade & Fountain PRC Lawyers
31 Floor, Tower B, Far East International Plaza
317 Xian Xia Road
Shanghai, 200051 China
+86 21 6235 1185

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26143 X 100

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only)	Yanlin Han
(2)	Check the appropriate box if a member of a group (see instructions) (a) (b)	☐ ☐
(3)	SEC use only
(4)	Source of funds (see instructions)	N/A
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	N/A
(6)	Citizenship or place of organization	China
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	26,753,741
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	26,753,741
	(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	26,753,741
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	39.1%
(14)	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D (Amendment No. 3)

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends Items 4, 6 and 7 of the statement on Schedule 13D relating to shares of common stock, par value $0.001 (the “Shares”), of Dragon Pharmaceutical Inc., a Florida corporation (the “Issuer”), filed by Yanlin Han with the Securities and Exchange Commission (the “Commission”) on January 18, 2005 (the “Original Schedule 13D”) and, as amended, on February 2, 2009 (the “First Amended Schedule 13D”) and January 25, 2010 (the “Second Amended Schedule 13D”).  Except as set forth herein, all previously reported Items remain unchanged.

Item 4.  Purpose of Transaction

Item 4(a)-(j) is hereby amended as follows:

On March 26, 2010, Mr. Han, Chief Respect Limited, a Hong Kong corporation (“Parent”) and Datong Investment, Inc., a Florida corporation and a subsidiary of Parent (“MergerSub”), which are newly formed entities controlled by Mr. Han, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer.  The Merger Agreement provides that, upon the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and Mr. Han and Parent the sole shareholders following the Merger.

The Merger Agreement provides that, upon consummation of the Merger, each share of common stock issued and outstanding immediately prior to the effective time of the Merger, with the exception of shares of common stock owned by Mr. Han, which will remain issued and outstanding after the Merger (“Mr. Han’s Shares”), and those shares of common stock held by shareholders who comply with the provisions of the Florida Business Corporation Act (the “FBCA”) regarding the right of shareholders to dissent from the Merger and require appraisal of their shares of common stock, will be cancelled and converted into the right to receive $0.82 per share in cash (the “Per Share Merger Consideration”).   In addition, holders of stock options at close will be paid the difference between the Per Share Merger Consideration and the exercise price of such stock option.

The terms and the provisions of the Merger are fully disclosed in the Issuer’s Current Report on Form 8-K (the “Current Report”), filed with the Commission on March 26, 2010, and referred to herein.  A copy of the Merger Agreement has been filed as Exhibit 2.1 to the Current Report.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

Reference is made to the disclosure made under Item 4 of this Amendment No. 3 and the disclosure made in the Current Report.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Agreement and Plan of Merger dated March 26, 2010.  See Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Commission on March 26, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yanlin Han
March 26, 2010	Yanlin Han